Exhibit (c)(7)

                                  AMENDMENT TO
                              EMPLOYMENT AGREEMENT

     This amendment to the employment agreement entered into on the 15th day of March, 1995, by and between the Columbia Energy Group (formerly named "The Columbia Gas System, Inc.") (the "Company") and ______________________ (the "Executive"), and amended as of the 17th day of January, 1996 (such employment agreement, together with the amendment, the "Agreement"), is made effective this __ day of _________, 1999.

                                    RECITALS

     WHEREAS, the Company and the Executive are parties to the Agreement;
and

     WHEREAS, the Company desires to make arrangements at this time to help further assure the Executive's continuing dedication to his duties to the Company and its Shareholders, notwithstanding any attempts by outside parties to gain control of the Company; and

     WHEREAS, the Company and the Executive wish to amend certain provisions in the Agreement to effect such objectives; and

     WHEREAS, Section 13 of the Agreement provides that the Agreement may be amended by written instrument executed by the Company and the Executive.

     NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which is acknowledged by the Company and the Executive, the Company and the Executive hereby agree as follows:

1. A new Section shall be added preceding Section 1 of the Agreement, which new Section shall read as follows:

          "1. Term of the Agreement.

               (a) This Agreement, as amended the __ day of ________, 1999, shall be effective as of the ___ day of _____, 1999 (the "Effective Date"), and shall continue thereafter until the date which is the third anniversary of the Effective Date or until such later date as provided in paragraph (b) of this Section 1 (the "Term of this Agreement"); PROVIDED, however, the Term of this Agreement shall not expire prior to the last day of any Coverage Period (as that term is defined in paragraph (e)(v) of Section 8 (formerly section 7) of this Agreement), and the Company's obligations, if any, to provide payments and/or benefits pursuant to this Agreement shall survive the Term of this Agreement.

               (b) The Term of this Agreement shall be extended automatically for subsequent one year periods beginning on the first anniversary of the Effective Date and continuing each anniversary thereafter, unless either the Company or the



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     Executive  shall  give  written  notice to the other  that the Term of this
     Agreement shall not be so extended on a particular anniversary date; PROVIDED, however, that such notice must be given, if at all, within the 30 day period preceding such anniversary."

2. Sections 2,3,4,5,6, and 7 shall be renumbered as Sections 3,4,5,6,7, and 8, respectively.

3. Current Section 7(d) of the Agreement shall be renumbered as Section 8(d) and shall be amended to read as follows:

               "(d) The 90th day after the Executive notifies the Company in writing that he is terminating his employment as a result of one or more of the following events: (i) the Board of Directors of the Company (the "Board") failing to reelect him to, or removing him from, the position of Chairman of the Board, President or Chief Executive Officer; (ii) a material reduction in his duties and/or responsibilities in any such position; and/or (iii) the Company giving notice pursuant to paragraph (b) of Section 1 of this Agreement that the Term of this Agreement shall no longer be automatically extended. Any notice pursuant to this paragraph must be given in writing no later than 90 days after one of the events described above occurs."

4. Current Section 7(e) of the Agreement shall be renumbered as 8(e) and shall be amended to read as follows:

               "(e) (i) The 90th day after the Executive notifies the Company (or any successor to the Company) in writing that he is terminating his employment as a result of the occurrence of a "Change in Control" (as that term is defined below), PROVIDED such notice is given in writing by the Executive to the Company no later than 180 days after such event.

                    (ii) If within the Coverage Period (as defined below), the date specified in the Executive's written notice to the Company (which date shall not be less than 31 nor more than 90 days after the date the notice is received by the Company) that he is terminating employment for Good Reason (as defined below).

                    (iii) For purposes of this Agreement, the term "Change in Control" shall mean:

                         (A) any person (as such term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), excluding a corporation or other entity owned, directly or indirectly, by all or substantially all of the stockholders of the Company immediately prior to the transaction in substantially the same proportions as their ownership of stock of the Company ("Person")), is the beneficial owner, directly or indirectly, of 25% or more of the outstanding stock of the Company requiring the filing of a report with the Securities and Exchange Commission under Section 13(d) of the Act;



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

                         (B) recommendation by the Board of approval, or approval by the Board, of a purchase by any Person of shares pursuant to a tender or exchange offer to acquire any stock of the Company (or securities convertible into stock) for cash, securities or any other consideration, PROVIDED that, pursuant to the terms of the proposed tender offer, such Person intends to become the beneficial owner (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 25% or more of the outstanding stock of the Company (calculated as provided in Paragraph (d) of Rule 13d-3 under the 1934 Act in the case of rights to acquire stock);

                         (C) approval of the Shareholders of the Company of a merger, consolidation, liquidation or dissolution of the Company, or the sale of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination, all or substantially all of the stockholders of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination; or

                         (D) during any period of 24 consecutive months, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company's Shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board.

     With respect to paragraphs (e)(iii)(B) and (e)(iii)(C) of this Section 8, upon the Board's determination that the transaction subject to Board recommendation of approval, Board approval, or Shareholder approval, as the case may be, will not be closed, a Change in Control shall be deemed not to have occurred from such date forward and this Agreement shall continue in effect as if no Change in Control had occurred, except to the extent termination requiring payments under Section 9 (formerly Section 8) hereof shall have occurred prior to such determination by the Board. In no event shall any one transaction result in more than one Change in Control.

                    (iv) For purposes of this Agreement, the term "Good Reason" shall mean:

                         (A) a reduction in the level of the Executive's positions or titles as in effect immediately prior to the Change in Control, or any action by the Company, or any successor thereto, which results in a material reduction in the Executive's authority, duties or responsibilities (including, without



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     limitation,  the  Executive  occupying  the  same  positions,  but  with  a non-publicly held company);

                         (B) the Company or an affiliate of the Company requiring the Executive to be based at any office or location more than 50 miles from the principal executive office of the Company in [insert applicable principal executive office], and/or the Company requiring the Executive to travel on Company business to a substantially greater extent than was required of the Executive immediately prior to the date of the Change in Control;

                         (C) a reduction which is more than de minimis in (A) the Executive's annual rate of base salary or the Bonus (as defined below in paragraph (d)(i)(B) of Section 9 (formerly Section 8)) opportunity, and
     (B) the long-term incentive compensation the Executive has the opportunity to earn, determined in the aggregate if multiple long-term incentive opportunities exist;

                         (D) failure of the Company to continue in effect any employee benefit plan, policy or arrangement, including, but not limited to, any retirement, 401(k), life, medical, dental, disability, accidental death or travel insurance plan, policy or arrangement in which the Executive was participating immediately prior to the Change in Control, unless the Company provides the Executive with a plan or plans that provide substantially similar benefits, or benefits substantially similar to the benefits provided to similarly situated executives;

                         (E) the Company failing to require a successor entity to assume and agree to perform the Company's obligations under this Agreement; or

                         (F) the Company giving notice pursuant to paragraph (b) of Section 1 (as added by amendment) of this Agreement that the Term of this Agreement shall no longer be automatically extended.

     For purposes of this Section 8, no event described above shall constitute Good Reason unless the Executive has given written notice to the Company of his termination for Good Reason specifying the event relied upon for such termination within one year after the occurrence of such event (but in no event later than the last day of any Coverage Period (as defined below in paragraph (e)(v) of this Section 8)) and the Company has not remedied such within 30 days of receipt of such notice. The Company and Executive, upon mutual written agreement, may waive any of the foregoing provisions which would otherwise constitute a Good Reason.

                    (v) For purposes of this Agreement, the term "Coverage Period" shall mean the period beginning on the date of the occurrence of a Change in Control that occurs during the Term of this Agreement, and ending 36 full calendar months following the date on which a Change in Control occurs;



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

     PROVIDED, however, that if a Change in Control is based on Board recommendation of approval, Board approval, or Shareholder approval (pursuant to paragraphs (e)(iii)(B) or (e)(iii)(C) of this Section 8), the Coverage Period shall end on the date which is 36 full calendar months following the date of the consummation of the transaction which was the subject of the Board recommendation of approval, Board approval, or Shareholder approval, whichever is applicable."

5.   Current Section 8 shall be renumbered as Section 9.

6. Current Section 8(d) of the Agreement shall be renumbered as Section 9(d) and shall be amended to read as follows:

               "(d) Notwithstanding any provision herein to the contrary, if the Executive's employment is terminated for a reason set forth in paragraph
     (e) of Section 8 (formerly Section 7), or, during the Coverage Period (as that term is defined below), the Executive's employment is terminated for a reason set forth in paragraph (c) of Section 8 (formerly Section 7) (PROVIDED such termination is not due to the Executive's permanent disability (as defined in paragraph (b) of Section 8 (formerly Section 7)) or the Executive's death), then,

                    (i) within thirty business days after such termination, the Company shall pay to the Executive (or if the Executive dies after termination of employment but before receiving all payments to which he has become entitled hereunder, to the estate of the Executive) in cash the following amounts:

                         (A) accrued but unpaid salary and accrued but unused vacation;

                         (B) an amount equal to three times the sum of the following amounts: (1) the Executive's annual base salary at the time of the Change in Control or, if greater, at the time of termination of employment, plus (2) the "target" level of incentive compensation under the Annual Incentive Compensation Plan or any other short-term or cash bonus incentive plans (the "Bonus") that the Executive had the opportunity to earn in the year in which his employment was terminated, or, if greater, the Bonus for the year in which the Change in Control occurred, in all cases, including any amounts which are deferred by the Executive;

                         (C) a prorated portion of the Bonus that the Executive could have received in the year during which his employment is terminated, determined by calculating the product of (1) the amount of the Bonus the Executive could have earned in such year, and (2) a fraction, the numerator of which is the number of days through the date of termination in the year with respect to which the Bonus relates, and the denominator of which is the total number of days in the applicable year;


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

                         (D) an amount equal to the excess of

                              (1)  the  lump-sum  actuarial  equivalent  of  the
     benefits under (x) the Company's qualified defined benefit retirement plan(s) in which the Executive participated or, if it would result in greater benefits, the qualified defined benefit retirement plan(s) in which the Executive participated while an employee at ________________ (the "Retirement Plan") (utilizing actuarial assumptions no less favorable to the Executive than those in effect under the Retirement Plan immediately prior to the date of the Change in Control), and (y) any and all of the Company's non-qualified supplemental retirement plans relating to any qualified defined benefit plans (including, but not limited to, any benefit restoration plan(s) maintained by the Company from time to time) in which the Executive participated or, if it would result in greater benefits, the non-qualified supplemental retirement plan(s), which relate to defined benefit plans, in which the Executive participated while an employee at ________________ (the "SERP"), that the Executive would have received if his employment had continued for three years following the date of employment termination (the "Severance Period") (giving credit for all purposes, including, but not limited to, accrual of benefits, vesting, age and years of service), assuming the following:

                                   (I) for purposes of determining the reduction
     for any early retirement benefit, the Executive had not less than 10 years of service,

                                   (II) for  purposes  of  determining  benefits
     under the Retirement Plan and SERP, the Executive's covered annual compensation ("Covered Compensation") during the Severance Period would have been equal to the Executive's annual rate of Covered Compensation at the time of termination of employment or, if greater, at the time of the Change in Control (determined without regard to compensation or benefit limitations prescribed by federal law or regulation), and

                                   (III) for all purposes  under the  Retirement
     Plan and the SERP, the Executive's years of service and annual compensation include service and compensation with both the Company and ________________; over

                              (2)  the  lump-sum  actuarial  equivalent  of  the
     Executive's actual accrued benefit (paid or payable), if any, under the Retirement Plan and the SERP as of the date of termination (utilizing the same actuarial assumptions as used above in paragraph (d)(i)(D)(1) of this
     Section 9); and

                         (E) an amount equal to the sum of the additional contributions (other than pre-tax salary deferral contributions by the Executive) that would have been made or credited during the Severance Period (as defined above in



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

     paragraph (d)(i)(D)(1) of this Section 9) by the Company to the Executive's account(s) under each qualified defined contribution plan, and each non-qualified supplemental executive savings plan relating to such qualified defined contribution plans (including, but not limited to, any benefit restoration plan(s) maintained by the Company from time to time) in which the Executive participated, determined by assuming that,

                              (1)  the  Executive's   employment  had  continued
     through the Severance Period;

                              (2)   the   Executive's   rate   of   compensation
     recognized by each such plan would, during the Severance Period, have been equal to the Executive's annual rate of Covered Compensation at the time of termination of employment or, if greater, at the time of the Change in Control; and

                              (3) with respect to matching and/or  discretionary
     contributions, the Executive's rate of pre-tax salary deferral contributions and the Company's matching contribution, in each year during the Severance Period, would have been equal to the maximum percentage allowed under the applicable plan at the time of termination of employment or, if greater, at the time of the Change in Control; and

                    (ii) in addition, the Executive shall be entitled to the following additional benefits:

                         (A) all unexpired and unexercised stock options and value sharing rights previously awarded to the Executive shall become immediately vested and exercisable, and restrictions on all restricted stock beneficially owned by the Executive shall lapse immediately;

                         (B) outplacement services, the scope and provider of which shall be selected by the Executive in his or her sole discretion (but at a cost to the Company of not more than the lesser of (1) 15% of the Executive's annual base salary at the time of termination of employment or
     (2) $50,000); and



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

                         (C) for a period commencing with the month in which termination of employment shall have occurred and ending 36 months thereafter, the Executive and, as applicable, the Executive's covered dependants shall be entitled to all health, welfare, and fringe benefits provided by the Company to its employees generally or to the Executive on an individual or group basis (including, but not limited to, any life, accident, health, hospitalization or long-term disability insurance, maintained from time to time by the Company), whether maintained pursuant to a plan, policy or other arrangement (written or unwritten), as if the Executive were still employed during such period, at the same level of benefits and at the same dollar cost to the Executive as is available generally to comparable employees of the Company. If the Company reasonably determines that the coverage required hereunder would cause a welfare plan sponsored by the Company to violate any provision of the Internal Revenue Code of 1986, as amended (the "Code") prohibiting discrimination in favor of highly compensated employees or key employees, or if any benefits described hereunder cannot be provided (or the Company determines that it does not wish to provide such benefits) pursuant to the appropriate plan or program maintained for employees of the Company, the Company shall provide such benefits outside such plan or program at no additional cost (including, without limitation, tax costs) to the Executive or, as determined by the Company in its sole discretion, the Company will pay to the Executive the cash equivalent thereof. The benefits provided hereunder shall be secondary to any comparable benefits provided by another employer."

7. A new Section 9(f) shall be added to the Agreement, which new Section shall read as follows:

               "(f) (i) If Independent Tax Counsel (as that term is defined below) shall determine that the aggregate payments and benefits provided to the Executive pursuant to this Agreement and any other payments and benefits provided to the Executive from the Company, its affiliates and/or plans of the Company and/or its affiliates, which constitute "parachute payments" as defined in Section 280G of the Code (or any successor provision thereto) ("Parachute Payments") would be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount (determined by Independent Tax Counsel) such that after payment by the Executive of all taxes (including any Excise Tax) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, the Executive retains from the Gross-Up Payment an amount equal to the Excise Tax imposed upon the payments and benefits. For purposes of this Section 9(f), "Independent Tax Counsel" shall mean a lawyer, a certified public accountant with a nationally recognized accounting firm, or a compensation consultant with a nationally recognized actuarial and benefits consulting firm with expertise in the area of executive compensation tax law, who shall be selected by the Company and shall be reasonably acceptable to the Executive, and whose fees and disbursements shall be paid by the Company.


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

                    (ii) If the Independent Tax Counsel shall determine that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion that the Executive has substantial authority not to report any Excise Tax on the Executive's Federal income tax return. If the Executive is subsequently required to make a payment of any Excise Tax, then the Independent Tax Counsel shall determine the amount of such additional payment ("Gross-Up Underpayment"), and any such Gross-Up Underpayment shall be promptly paid by the Company to or for the benefit of the Executive. The fees and disbursements of the Independent Tax Counsel shall be paid by the Company.

                    (iii) The Executive shall notify the Company in writing within 15 days of any claim by the IRS that, if successful, would require the payment by the Company of a Gross-Up Payment. If the Company notifies the Executive in writing that it desires to contest such claim and that it will bear the costs and provide the indemnification as required by this sentence, the Executive shall:

                         (A)  give  the  Company  any   information   reasonably
     requested by the Company relating to such claim,

                         (B) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

                         (C) cooperate with the Company in good faith in order to effectively contest such claim, and

                         (D) permit the Company to participate in any proceedings relating to such claim; PROVIDED, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. The Company shall control all proceedings taken in connection with such contest; PROVIDED, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest free basis, and shall indemnify and hold the Executive harmless, on an after tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance.

                    (iv) If, after the receipt by the Executive of an amount advanced by the Company pursuant to paragraph (f)(iii) of this Section 9, the



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     Executive  becomes  entitled  to receive  any refund  with  respect to such claim, the Executive shall, within 10 days of the receipt of such refund, pay to the Company the amount of such refund, together with any interest paid or credited thereon after taxes applicable thereto."

8. A new Section 10 shall be added to the Agreement, which new Section shall read as follows:

               "10. Pooling of Interests. Notwithstanding any other provision contained in this Agreement to the contrary, if any action taken or required to be taken pursuant to the terms of this Agreement would preclude the use of the "pooling of interests" accounting method with respect to any specific transaction, the consummation of which is intended to be accounted for under the "pooling of interests" method, this Agreement may be modified to the extent the Company deems necessary to permit such "pooling of interests" accounting treatment."

9. Sections 9, 10, 11, 12, 13, 14, 15, 16, and 17 shall be renumbered as Sections 11, 12, 13, 14, 15, 16, 17, 18, and 19, respectively.

10. Current Section 12 (to be renumbered Section 14) shall be amended to change the mailing address for notices as follows:

         "If to the Executive:

         17654 Canby Road
         Leesburg, VA 20175

         If to the Company:

         Board of Directors
         13880 Dulles Corner Lane
         Herndon, VA 20171"




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


     All provisions of the Agreement not specifically mentioned in this Amendment shall be considered modified to the extent necessary to be consistent with the changes made in this Amendment.


Date: ___________________________           Columbia Energy Group


                                            By___________________________
                                              Its


Attested:                                   The Executive


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